Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We, KPMG LLP, consent to the incorporation by reference of our reports, each dated March 4, 2021, with respect to the consolidated financial statements of Denison Mines Corp. (the “Company”) for the year ended December 31, 2020 and the effectiveness of internal control over financial reporting as of December 31, 2020 in the Company’s Registration Statement on Form F-10 (No. 333-238108) and Registration Statements on Form S-8 (No. 333-48174, No. 333-148915, No. 333-190121 and No. 33-224641), which reports have been included in Exhibit 99.1 to the Company’s current report on Form 6-K dated March 4, 2021 furnished to the United States Securities and Exchange Commission.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 4, 2021
Toronto, Canada